Exhibit 99.1

Kenon Announces Agreement to Sell IC Power's Latin American and Caribbean Businesses

Singapore, November 26, 2017. Kenon Holdings Ltd. (“Kenon”) (NYSE: KEN; TASE: KEN) announces that Inkia Energy Limited (“Inkia”), a wholly-owned subsidiary of IC Power Ltd. (“IC Power”), has entered into an agreement (the “SPA”) to sell all of its Latin American and Caribbean businesses (the “LatAm Businesses”) for cash consideration of $1,177 million plus excess proportionally consolidated group cash at closing above $49.9 million (as of September 30, 2017, Inkia’s proportionally consolidated group cash was approximately $192 million) to I Squared Capital (the “Buyer”), an infrastructure private equity firm.

The initial purchase price is subject to a number of adjustments, including for changes in working capital and outstanding debt at closing compared to June 30, 2017, and an upward adjustment to the extent Inkia’s proportionally consolidated group cash at closing exceeds $49.9 million.

As part of the transaction, the Buyer will assume Inkia’s $450 million of bonds, which were issued in November 2017.

The sale is part of Kenon’s strategy to provide its shareholders with direct access to its businesses, including through monetization of its businesses. The transaction includes only the LatAm Businesses. IC Power's Israeli asset OPC Energy Ltd. is not being sold as part of the transaction.

The SPA contains customary representations, warranties and covenants, including covenants relating to the operations of Inkia’s LatAm Businesses during the period between signing of the SPA and closing. Inkia and the Buyer have agreed to indemnify each other for losses arising from certain breaches of representations and warranties in the SPA and for certain other liabilities, subject to time and amount limitations. Inkia’s indemnification obligations under the SPA will be secured by a pledge of 25% of the shares of OPC Energy Ltd. (TASE: OPC) and a corporate guarantee from Kenon, both for a period of three years. In addition, the transaction will include a deferral of $175 million of the purchase price in the form of a four-year $175 million deferred payment obligation accruing 8% interest, payable in kind, which can be used to set off against Inkia’s indemnification obligations to the Buyer.

The transaction is subject to customary closing conditions, including the receipt of consents under debt facilities and other agreements, the absence of a “Material Adverse Effect” and the delivery of various closing documentation; there are no conditions for financing or anti-trust approval. The transaction is expected to close within the next several months.

The consideration that Inkia will receive in the transaction is before transaction costs, taxes and certain other expenses. Kenon will retain the right to pursue, and retain the proceeds from, certain claims relating to some of the businesses sold in the transaction.

Bank of America Merrill Lynch acted as financial advisor to the seller.

Kenon is also convoking an extraordinary general meeting (“EGM”) at which Kenon’s shareholders will be asked to (i) ratify the sale by Inkia of its LatAm Businesses as discussed above and (ii) subject to the completion of the sale, approve a capital reduction to enable Kenon to distribute a portion of the transaction proceeds to its shareholders. At this time, Kenon’s board of directors has not made a determination as to whether it will make a distribution, and to the extent it decides to make a distribution, as to the timing or amount of any such distribution. A notice of EGM will be published, and a proxy solicitation will be commenced, on November 27, 2017. The EGM will be held on December 19, 2017. Further information on the transaction and the proposed capital reduction, will be included in a Proxy and Information Statement.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the terms of the sale of Inkia's Latin American and Caribbean businesses, including closing conditions, the timing of closing, purchase price adjustments, indemnification obligations and support for such obligations, Kenon's retention of claims relating to the businesses sold in the transaction, and about the convocation of an EGM. These statements are based on Kenon's management's current expectations or beliefs, and are subject to a number of risks and uncertainties, many of which are beyond Kenon's control, and which could cause actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risk that closing does not occur within the expected timeline, that closing conditions are not met and other risks relating to the transaction, including potential indemnification obligations, transaction costs and taxes payable and other risks associated with the sale and other risks and factors, including those risks set forth under the heading "Risk Factors" in Kenon's Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.